UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         Amendment No. 1

                      GRYPHON HOLDINGS INC.

                        (Name of Issuer)

              Common Stock, $0.01 par value per share
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                   (Title of Class of Securities)

                           400515102
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                         (CUSIP NUMBER)


Gregory B. Nevers, Esq.
Corporate Counsel
Markel Corporation
4551 Cox Road
Glen Allen, VA 23060
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications

May 26, 1998
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 400515102
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           This statement amends the statement on Schedule 13D dated March 30,
1998 ("Schedule 13D"), previously filed by Markel Corporation, a Virginia corporation ("Markel"), relating to the common stock, $.01 par value per share ("Common Stock"), of Gryphon Holdings, Inc., a Delaware corporation ("Gryphon" or the "Issuer"). Defined terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 13D.



ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

      On May 26, 1998 Markel sent a letter to the Board of Directors of Gryphon, a copy of which is attached as Exhibit A and is hereby incorporated by this reference (the "May 26 Letter"). As referenced in the May 26 Letter Markel has made regulatory filings with insurance regulatory authorities in California, Pennsylvania and Connecticut seeking approval or exemptions under applicable insurance laws to purchase up to 19.9% of Gryphon's outstanding shares of Common Stock. In addition to the possible actions set forth in the May 26 Letter and
Item 4 of the Schedule 13D, Markel may have discussions with Gryphon's Board of Directors, management and/or other shareholders of Gryphon concerning (i) the acquisition or disposition of shares of Gryphon Common Stock; (ii) Gryphon's charter, bylaws, shareholder rights plan and other instruments and/or actions which may impede the acquisition of control of Gryphon; and (iii) Gryphon's current and future business plans, prospects and management. Except as described above or in the Schedule 13D, Markel does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) though (j) of Item 4 of Schedule 13D. However, Markel reserves the right at any time to formulate other plans and purposes regarding its Shares or the Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 28, 1998                       /s/ STEVEN A. MARKEL
                                        ----------------------------
                                        STEVEN A. MARKEL
                                        Vice Chairman



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Exhibit A


May 26, 1998


Board of Directors
Gryphon Holdings, Inc.
30 Wall Street
New York, NY  10005-2201


Gentlemen:

As you know, we at Markel Corporation believe there are potentially significant future opportunities for Gryphon Holdings, Inc. We own 9.9% of the outstanding shares of Gryphon and have filed regulatory applications seeking approval to increase our ownership up to 19.9%. We are not seeking to increase our ownership beyond this level because Stephen Crane, Gryphon's president, has made it abundantly clear that the Company is not for sale. Stephen expressed tremendous optimism for the future and suggested the Board would only consider a "trade of gold for silver." Accordingly, we have assumed the Board of Directors has no interest in discussing any greater level of investment by Markel. We are seeking these approvals to have flexibility to increase our ownership and share in the future, if Mr. Crane's optimism is correct, or to protect our already substantial investment if the Company's share price deteriorates.

Currently, management of Gryphon is vigorously objecting to our regulatory filings including making a request for discovery in the state of Pennsylvania and accusing Markel of making false and misleading statements. We believe our filings are accurate and complete and we are confident that they will ultimately be approved. Management's objections to our filings appear designed to delay and do not serve any legitimate business objective of Gryphon. Frankly, we do not understand management's objections to our proposed limited additional purchases. We believe that having the flexibility to purchase up to 19.9% would allow us to support the price of Gryphon's stock in the face of downward selling pressure. We believe the Board should support this goal. We have been contacted by other shareholders who, after expressing dismay at the Company's operating performance, have asked about our willingness to purchase their shares. Unfortunately we have been unable to discuss purchasing their shares because of delays in obtaining regulatory approvals.

Markel has made significant investments on a friendly basis in a number of other insurance companies and has never before received an objection to such investments. We have expressed our willingness to pursue discussions with Gryphon's Board of Directors to allay any concerns about our intent and provide assurance that we would not increase our holdings beyond 19.9% without Board approval. In light of our pending regulatory applications and our assurances regarding further acquisitions of stock, we believe the Board's fiduciary duties require that the Board not take any extraordinary preclusive measures which entrench management, such as amending the Company's shareholder rights plan.

Since our initial acquisition of Gryphon shares several events have occurred which cause us to be concerned about management entrenchment. First, Mr. Crane has been unwilling to discuss any potential opportunities for our companies to work together to enhance value for both our shareholder constituencies. Second, Gryphon's first quarter results were surprisingly disappointing, particularly in light of the special adjustments and charges taken in the fourth quarter of last year. Finally, management has announced another restructuring and significant charges to be taken in the second quarter. As a significant shareholder we are relying on the Board to closely monitor management in order to ensure that all shareholders' interests are protected.

We stand ready to meet with the Board or a special committee of the Board at your convenience. We trust that you will conclude that our proposal seeking flexibility to acquire more shares is in the Company's best interest. We believe that as a significant, knowledgeable shareholder, we can work with you to enhance Gryphon's value for all shareholders.


Very truly yours,

Steven A. Markel
Vice Chairman